1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

STEPHEN T. COHEN

stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

February 8, 2017

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Ashley Vroman-Lee

Re:	Master Trust (“Registrant”)
File No. 811-22078

Dear Ms. Vroman-Lee:

This letter responds to the comment of the staff (“Staff”) of the Securities and Exchange Commission that you provided to Stephen T. Cohen of Dechert LLP on February 6, 2017 with respect to Amendment No. 17 to the Registrant’s registration statement, filed on December 28, 2016. We have summarized the comment below, followed by the Registrant’s response.

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Comment:    The Staff notes that the Registrant has removed a 5% investment limit to permit increased investment by Prime Master Fund and Prime CNAV Master Fund, each a series of the Registrant, in municipal securities. Please explain supplementally why Prime Master Fund and Prime CNAV Master Fund may now invest in municipal securities without limit.

Response:    The amendments to Rule 2a-7 under the Investment Company Act of 1940, as amended, resulted in a flight of investors from municipal money market funds and a consolidation of municipal offerings, with many providers choosing to liquidate their municipal money market funds or migrate balances to government money market funds. Given this reduction in demand, short-term municipal rates have increased and municipal securities have outperformed certain taxable instruments typically utilized by prime money market funds, such as Prime Master Fund and Prime CNAV Master Fund, even before factoring in any possible tax advantage attendant to investments in municipal securities. UBS Asset Management (Americas) Inc. (“UBS AM”) recommended, and the Board of Trustees of the Registrant approved, the removal of the 5% limit in municipal securities to allow Prime Master Fund and Prime CNAV Master Fund to: (1) take advantage of opportunities in the tax-exempt market; (2) improve the overall breadth of available investments; and (3) generate more competitive yields without materially impacting their liquidity profiles. It should be noted that UBS AM does not anticipate that the level/continuity of such municipal securities investments would satisfy applicable thresholds to permit the pass through of the tax-exempt structure of related earnings to Prime Master Fund’s and Prime CNAV Master Fund’s interestholders. Therefore, such investments would need to be attractive based on their absolute, not tax-advantaged, yields and credit quality.

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Should you have any questions or comments, please contact the undersigned at 202.261.3304 or Keith A. Weller of UBS AM at 212.882.5576.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

cc:	Keith A. Weller – Vice President and Assistant Secretary of Master Trust
Jack W. Murphy – Dechert LLP

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